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Exhibit (a)(10)

Frequently Asked Questions
for
i-STAT Corporation Stock Option Holders

        The following summary of frequently asked questions is designed to answer many of the questions that you might have about the impact on options held by you as a result of the recent merger announcement. You are directed and strongly encouraged to read the Option Offer Materials we have provided to you with this summary. This summary is designed only to aid your understanding of the choices available to you. It is not a substitute for reading the Option Offer Materials.

        This summary contains several defined terms from the Option Offer Materials. For your convenience, we have included a simplified glossary of defined terms.

Glossary of Defined Terms

        Effective Time:    The time when the Merger is completed.

        'In the Money' Options:    Options which are exercisable at less than the Offer Price are "in the money" because the exercise price that you have to pay is less than the purchase price you will receive in the Offer.

        Merger:    After the completion of the Offer, Abbott and the Purchaser (a subsidiary of Abbott) will own more than 50% of i-STAT and intend to merge the Purchaser into i-STAT with i-STAT being the surviving corporation.

        Offer:    The tender offer commenced by the Purchaser to purchase, among other things, all outstanding shares of common stock of i-STAT for $15.35 per share as described in the Offer to Purchase.

        Offer Price:    The Purchaser is currently offering to pay an Offer Price of $15.35 for each outstanding share of common stock of i-STAT. If the Purchaser determines to pay more than $15.35 per share, such higher amount would be the "Offer Price."

        Offer to Purchase:    The white booklet included in the Option Offer Materials. It describes the Offer in detail.

        Option Election:    The beige form included in the Option Offer Materials to be used to tender unexercised options in the Offer. It has the heading "Option Election" at the very top.

        Option Offer Materials:    The packet of materials sent to all option holders by i-STAT on behalf of the Purchaser, including the Schedule 14D-9 as filed by i-STAT with the Securities and Exchange Commission, the Offer to Purchase and the Option Election.

        Purchaser:    Abbott formed a wholly owned subsidiary named Senator Acquisition Corporation which will act as the Purchaser in the Offer.

Frequently Asked Questions

Am I eligible to participate in the Offer?

        Yes. As a holder of i-STAT stock options, you are eligible to sell the shares of common stock that are issuable upon exercise of your options (your option shares) to the Purchaser in the Offer. This is referred to as tendering your option shares in the Offer.

How do I tender my option shares in the Offer?

        To tender your option shares in the Offer, you must submit a properly executed, original Option Election (the beige form included in the Option Offer Materials) to Sally Archer in East Windsor NO LATER THAN JANUARY 23, 2004. By completing the Option Election, you will be instructing i-STAT to exercise your 'In the Money' Options and to tender the resulting option shares to the Purchaser in the Offer.

        Associates in Kanata should give their Option Elections to Fathima Robertson who will deliver them to Sally. Associates not located in either East Windsor or Kanata should FAX page 4 (the signature page) of the Option Election to Sally at (609) 443-3621 and follow up with an original (delivery by certified mail or Federal Express is suggested). SALLY MUST RECEIVE AN ORIGINAL OPTION ELECTION NO LATER THAN JANUARY 23, 2004 OR YOU RISK LOSING YOUR OPTIONS AND THEIR VALUE.

        If you desire to exercise any of your vested options without completing the Option Election, you must follow the established Company procedures for the exercise of options. If you have any questions about how to exercise your options, please call Sally Archer, Assistant Treasurer of i-STAT at (800) 827-7828, extension 215.

Can I withdraw my tender of option shares after I have tendered them?

        Yes. You may withdraw your Option Election by signing and dating a new Option Election and writing "WITHDRAW" in the space beneath your signature on page 4. This must be done prior to the expiration of the Offer (currently scheduled to expire at midnight on January 27, 2004) to have a valid withdrawal.

Can I tender my option shares after I have withdrawn a previous Option Election?

        Yes. You can re-tender your option shares by submitting to i-STAT a new, properly executed original Option Election prior to the expiration date of the Offer.

What happens if I do not complete an Option Election?

        You may still exercise your options during the Offer or, if time allows, after the expiration of the Offer. IF YOU DO NOT SUBMIT AN OPTION ELECTION OR EXERCISE YOUR OPTIONS PRIOR TO THE EFFECTIVE TIME OF THE MERGER, YOU WILL NOT RECEIVE ANY MONEY AND YOUR OPTIONS WILL BE CANCELLED. WE DO NOT KNOW AND CANNOT TELL YOU WHEN THE EFFECTIVE TIME OF THE MERGER WILL BE. DEPENDING ON HOW MANY SHARES ARE TENDERED IN THE OFFER, THE EFFECTIVE TIME COULD BE AS EARLY AS JANUARY 28, 2004. IN THAT CASE, THERE MAY NOT BE SUFFICIENT TIME FOR YOU TO EXERCISE YOUR OPTIONS AND THE VALUE OF YOUR OPTIONS MAY BE LOST. IF YOU WISH TO RECEIVE MONEY FOR YOUR OPTION SHARES, YOU ARE STRONGLY ENCOURAGED TO RETURN THE OPTION ELECTION IMMEDIATELY AND IN ANY EVENT NO LATER THAN JANUARY 23, 2004.

If I exercise my vested options outside of the Offer, can I sell the shares?

        Yes. You may sell the shares on the open market once you have paid i-STAT the exercise price provided that you have not executed an Option Election tendering your option shares in the Offer. You can follow the established i-STAT procedures for the exercise of options and sell your option shares through E*TRADE or your own broker. If you have any questions on this process, please call Sally Archer, Assistant Treasurer of i-STAT at (800) 827-7828, extension 215.

Some of my options are not vested. What will happen to my unvested options?

        All options that were not vested immediately prior to the completion of the Offer will become vested after the Offer is completed. If you submit a properly executed Option Election prior to the expiration of the Offer, all of your 'In the Money' Options (whether vested or unvested) will be considered exercised and the underlying shares tendered in the Offer. You will be entitled to payment for all shares underlying such options pursuant to the terms of the Offer. IF YOU DO NOT SUBMIT AN OPTION ELECTION OR EXERCISE YOUR OPTIONS PRIOR TO THE EFFECTIVE TIME OF THE MERGER, YOU WILL NOT RECEIVE ANY MONEY AND YOUR OPTIONS WILL BE CANCELLED. WE DO NOT KNOW AND CANNOT TELL YOU WHEN THE EFFECTIVE TIME OF THE MERGER WILL BE. DEPENDING ON HOW MANY SHARES ARE TENDERED IN THE OFFER, THE EFFECTIVE TIME COULD BE AS EARLY AS JANUARY 28, 2004. IN THAT CASE, THERE MAY NOT BE SUFFICIENT TIME FOR YOU TO EXERCISE YOUR OPTIONS AND THE VALUE OF YOUR OPTIONS MAY BE LOST. IF YOU WISH TO RECEIVE MONEY FOR YOUR OPTION SHARES, YOU ARE STRONGLY ENCOURAGED TO RETURN THE OPTION ELECTION IMMEDIATELY AND IN ANY EVENT NO LATER THAN JANUARY 23, 2004.

If I participate, do I have to tender all of my option shares in the Offer?

        Yes. All of your 'In the Money' Options not already exercised must be tendered in the Offer if you wish to use the Option Election.

How and when will I be paid for my option shares?

        If you submit a properly executed Option Election prior to the expiration of the Offer, you will be paid the Offer Price for your option shares, less the per share exercise price of each of your options and applicable taxes, shortly after the completion of the Offer. If you wait until after the completion of the Offer to exercise your options, you will not be paid until the Effective Time of the Merger. The Purchaser will wire payment to i-STAT for all properly tendered option shares promptly after closing of the Offer. Thereafter, payment for those option shares (less the exercise price) will be made through i-STAT's normal payroll process net of any applicable taxes. i-STAT will issue a special payroll check for these option shares as quickly as reasonably possible.

Will the net proceeds I receive for my option shares be subject to tax?

        Yes. The net proceeds you receive for your option shares will be treated as ordinary income and for U.S. taxpayers will be subject to FICA and Medicare withholdings in addition to other federal, state and local income taxes. Non-U.S. taxpayers will have the appropriate taxes withheld for their taxing jurisdiction. The year in which you will receive payment for your option shares will be 2004, if the Offer closes. Regardless of whether you participate in the Offer or exercise your options, i-STAT will continue to withhold taxes from your salary at your normal tax rate (based solely on your annual salary). The net proceeds received by you may cause you to be placed in a higher tax bracket for 2004. Accordingly, it is possible that you will owe money with your 2004 tax return. Ultimately, you are responsible for all taxes owed regardless of the percentage at which you withhold. YOU ARE STRONGLY ENCOURAGED TO SEEK TAX PLANNING ADVICE.

        If you tender your option shares in the Offer pursuant to a properly executed Option Election, i-STAT will withhold taxes from the net proceeds of the tender of your option shares. For U.S. taxpayers, a tax rate of 28% will be applied for federal income tax purposes unless you elect otherwise. (The Option Election allows you to elect a different withholding rate.) If you elect a tax rate that is different from the standard 28% rate, it cannot be less than 15% nor more than 35%. Similar tax rate information will be provided to non-U.S. taxpayers by local management.

Will I have different tax liability if I sell in the open market versus accepting the tender offer?

        No, there is no difference between receiving payment for your shares in the open market or from the Purchaser (except the price that you may receive for your option shares may be different and would therefore affect your total tax liability). YOU ARE STRONGLY ENCOURAGED TO SEEK TAX PLANNING ADVICE TO UNDERSTAND YOUR TAX LIABILITY.

Should I participate in the Offer?

        The Board of Directors of i-STAT has unanimously determined that the Offer Price is fair to the common stockholders of i-STAT. You are under no obligation to participate in the Offer, but if you do not participate in the Offer or exercise your options prior to the Effective Time of the Merger, you will forfeit your right to any payment for your option shares. IF YOU WISH TO RECEIVE MONEY FOR YOUR OPTION SHARES, YOU ARE STRONGLY ENCOURAGED TO RETURN THE OPTION ELECTION IMMEDIATELY AND IN ANY EVENT NO LATER THAN JANUARY 23, 2004.

When will the Offer be completed?

        The Offer will be completed when all of the conditions to the Offer have been satisfied including that the Purchaser has received valid commitments to tender shares from a sufficient number of shareholders that would result in the Purchaser and Abbott owning at least a majority (more than 50%) of the then outstanding voting shares of i-STAT on a fully diluted basis. This is called the "minimum tender condition." This could happen as early as January 27, 2004, but may not happen at all.

What happens if the Offer is not completed?

        If the Offer is not completed, any Option Elections delivered to i-STAT will have no effect and you will be free to exercise your vested options in accordance with normal Company policy.

What is the expected timeline of events?

        December 29, 2003:    The Purchaser commenced the Offer.

        January 23, 2004 at 5:00 p.m.:    All Option Elections must be delivered to Sally Archer in East Windsor unless the Offer is extended.

        12:00 Midnight, New York City Time, January 27, 2004: The Offer is scheduled to expire.

        January 28, 2004:    If the "minimum tender condition" is met, the Offer will be completed. If the "minimum tender condition" is not met, the Purchaser must extend the offer until at least February 10, 2004.

        January 28, 2004:    If the Purchaser and Abbott own, as a result of the completion of the Offer and certain provisions of the Merger Agreement, more than 90% of the outstanding common stock of i-STAT, the Effective Time of the Merger could occur as early as January 28, 2004.

        Late February/Early March 2004:    If the Offer is completed but Abbott and the Purchaser do not acquire more than 90% of the outstanding common stock of i-STAT, a stockholder vote must be obtained and the Effective Time of the Merger is not likely to occur earlier than the end of February or the beginning of March of 2004.

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  Exhibit (a)(10)